AGREEMENT FOR PURCHASE AND SALE
                             OF BUSINESS ASSETS
                             ------------------

     This Agreement is made and entered into this 14th day of June, 1996, by and between Honorbuilt Industries, Inc., a Kansas corporation
("Seller"), and SMC Midwest, Inc., a Kansas corporation, or its assigns
("Buyer").

                              R E C I T A L S:

     A. Seller owns and operates a motorhome manufacturing business at the premises commonly known as 1200 West 10th Street, Minneapolis, Kansas (the "Motorhome Business").

     B. Seller desires to sell certain assets used by Seller in the operation of its Motorhome Business and Buyer desires to buy such assets.

     NOW, THEREFORE, the parties agree as follows:

     1. Personal Property to be Purchased and Sold. Seller agrees to sell to Buyer and Buyer agrees to purchase from Seller, under the terms and conditions set forth in this Agreement all of the personal property, tangible and intangible, owned, licensed or leased by Seller and used or available for use by Seller in connection with the operation of its Motorhome Business, except for the excluded property described in Section
1.5 below (such property being purchased and sold is hereinafter collectively referred to as the "Personal Property"), including but not limited to the following:

          1.1 Tangible Personal Property. All of the equipment, machinery, fixtures, tools, equipment, parts, appliances, furniture, office supplies, signs, vehicles and other rolling stock, shelving, keys and other tangible personal property of every kind, character and description, together with any and all guarantees and warranties by manufacturers thereon, owned or leased by Seller and used or held for use in connection with the operation of its Motorhome Business, including without limitation, the tangible personal property listed on the attached Exhibit "A"; and

          1.2 Intangible Personal Property. All rights to all assumed business names, trade names, trademarks and service marks (including without limitation, the name "El Dorado"), all telephone numbers, prepaid advertising, all copyrights, trade secrets, technical know-how, plans, processes, procedures, formulas, goodwill and other intellectual property and other intangible personal property owned or licensed by Seller and used or held for use in connection with the operation of its Motorhome Business; and


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          1.3 Contract Rights and Leases. All of Seller's rights under contracts, arrangements, licenses, permits, certificates, agreements, and leases, including, without limitation: (i) sales orders and contracts of sale for motorhomes to which Seller is a party and all of Seller's rights under purchase orders and contracts for the purchase of motorhomes to which Seller is a party, including those entered into in the ordinary course of business prior to the closing date; and (ii) the leases identified in the attached Exhibit "B"; and

          1.4 Inventory. All inventory of every kind, including without limitation, raw materials, spare parts, consumable manufacturing supplies and regular inventory, owned by Seller and available for use or sale in connection with the operation of its Motorhome Business, except as noted in Section 1.5 below ("Inventory"); and

          1.5 Books and Records. All books and records, in whatever form or medium, whether currently in Seller's custody, care and control, relating to any or all of the personal property described in this
     Section 1 and the Owned Real Property described in Section 2 of this Agreement and the operation thereof, except as noted in Section 1.5 below.

          1.6 Excluded Assets. Notwithstanding anything to the contrary which may be contained herein, the purchase and sale of assets described herein does not include and Seller specifically retains ownership of the following assets: cash, finished goods inventory, work in process, all prepaid amounts and deposits, accounts receivable, any obsolete or slow moving items of inventory retained by Seller pursuant to Section 5.2 hereof, that portion, if any, of raw materials inventory to be retained by Seller and used in completing and building out work in process as provided for under the terms of
     Section 5, and all financial and accounting records, personnel files and corporate minute books and related files. In addition, those chassis in connection with which manufacturing has not yet commenced but which are located on the Owned Real Property are subject to a floor planning arrangement and are owned by Rusty Eck Ford, Inc. All such chassis will be purchased by Seller from Rusty Eck Ford, Inc. at the invoice amount plus carrying cost.

     2. Real Property to be Leased with Option to Purchase. Seller is the owner of the real property described on the attached Exhibit "C" together with all improvements thereon and all appurtenances thereto (the "Owned Real Property") and the assignee of the lessee's interest in a certain Lease Agreement in which Union Pacific Railroad is the Lessor (the "Railroad Lease"). Seller operates its Motorhome business on and from the Owned Real Property and the property covered by the Railroad Lease. Seller has pledged the Owned Real Property as security for an outstanding loan from the Bennington State Bank (the "Bank Loan") and a Community Development Block Grant from the City of Minneapolis, Kansas (the "Grant"). The total indebtedness due on the Bank Loan and the

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Grant exceed the fair market value of the Owned Real Property which Seller and Buyer agree is $350,000.00 as of the date of this Agreement.

          2.1 Lease. Seller agrees to lease to Buyer and Buyer agrees to lease from Seller all of the Owned Real Property, except that portion of the Owned Real Property on which a sewage lagoon is located as identified and described on the attached Exhibit "D" (the "Leased Premises") for an initial two year term on a triple net basis at a monthly rent of $5,000.00 (the "SMC Lease"). The SMC Lease shall grant Buyer options:

               (i) to renew the lease for two additional terms of 8 years and then 5 years on the same terms and conditions as the initial two year term, including rent at the rate of $5,000 per month; and

               (ii) to purchase the Leased Premises for a cash consideration at any time during the initial or renewal terms at a purchase price equal to $350,000.

     The remaining terms of the SMC Lease shall be those generally included in a commercial real property lease with an option to purchase covering commercial real property located in or near Minneapolis, Kansas. Seller agrees to execute a formal written lease agreement and an appropriate Memorandum of Lease with Option to Purchase for recording in the deed records for the county in which the Leased Premises are located and in any other records required to provide public notice of the existence and terms of the SMC Lease.

          2.2 Non-Disturbance Agreements by Bennington State Bank and City of Minneapolis, Kansas. Seller agrees to obtain the agreement of the Bennington State Bank and the City of Minneapolis, Kansas, that the rights of Buyer under the SMC Lease will be recognized so that in the event of foreclosure of either mortgage the SMC Lease will remain in effect according to its terms and Buyer's possession will not be disturbed as long as Buyer is in compliance with the SMC Lease (the "Mortgagee Approvals").

          2.3 Assignment of Railroad Lease. Seller agrees to assign to Buyer all of its lessee's interest in the Railroad Lease and to use its best efforts to obtain Union Pacific Railroad Company's written consent to such assignment as soon as reasonably possible.

     3. Liabilities. Buyer shall assume responsibility for: (i) the personal property leases identified in Exhibit "B"; (ii) the Railroad Lease, and (iii) Seller's unexpired warranties as of the date of closing on new El Dorado motorhomes manufactured and sold by Seller subject to Buyer's right of reimbursement from the warranty reserve account

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established Paragraph 6.1 of this Agreement. Buyer's covenant under this
Paragraph 3 shall survive the closing.

          All other obligations and liabilities of Seller, including but not limited to any and all product liability claims, shall remain and be the obligations and liabilities solely of Seller and shall not be assumed by Buyer.

     4. Purchase Price for Personal Property other than Inventory. The purchase price to be paid by Buyer to Seller for the Personal Property other than Inventory shall be as set forth on the attached Exhibit "E".

     5. Purchase Price for Inventory. On or before June 14, 1996, Seller and Buyer shall take a physical inventory of all items of Inventory.

          5.1 Inventory Other than Obsolete and Slow Moving Items. The purchase price for all items of Inventory, excluding obsolete and slow moving items of Inventory, shall be computed at Seller's cost, as reflected in Seller's records of Inventory at the time the physical inventory is taken.

          5.2 Obsolete and Slow Moving Inventory. The purchase price for all obsolete and slow moving items of Inventory shall be 20% of Seller's cost, as reflected in Seller's records of Inventory at the time the physical inventory is taken. Provided, however, Seller may remove, at Seller's option, any obsolete or slow moving items of Inventory from the Owned Real Property at the time of the physical inventory (the "Removed Inventory") and the value of the Removed Inventory shall be excluded from the value of the purchased Inventory and retained by Seller.

     The purchase price for the Inventory shall be the sum of the purchase prices determined under Paragraphs 5.1 and 5.2 above less the value of any items of Inventory returned by Seller for use in completing and building out its work in process during the Build Out Period as provided in Section
8. of this Agreement.

     6. Payment of Purchase Price. The purchase price for the Personal Property due by Buyer to Seller shall be paid as follows:

          6.1 Warranty Reserve. An amount to be determined by the parties no later than sixty (60) days following closing shall be deposited into a warranty reserve account which shall be a Ford Cash Management Account at Ford Motor Credit in the name of Rusty Eck Ford, Inc. The amount deposited shall be calculated upon the net warranty expense of Seller during the sixty (60) day period as a basis for the estimate of outstanding net warranty expense that would be accruable at closing. The proceeds of the warranty reserve account shall be

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     used to reimburse Buyer for all warranty costs and expenses incurred by Buyer in honoring Seller's unexpired warranties on the date of closing on new El Dorado motorhomes manufactured and sold by Seller ("Seller's Remaining Warranty Obligations"). Buyer shall be entitled to reimbursement monthly for all costs and expenses incurred in honoring Seller's Remaining Warranty Obligations. Buyer shall provide Seller with a monthly statement identifying the motorhome on which reimbursable warranty service was performed during that month and the costs and expenses charged by Buyer to Seller for such warranty service. The warranty reserve account shall terminate and the balance, if any, in the warranty reserve account paid to Seller on the earlier of: (i) the date the reserve account is exhausted; or (ii) 30 days after all of Seller's Remaining Warranty Obligations have expired. Seller and Buyer agree that if Buyer's costs and expenses in honoring Seller's Remaining Warranty Obligations exceed amount deposited in the warranty reserve account under the terms of this Paragraph 6.1, the excess shall be Buyer's responsibility and Buyer shall have no claim against Seller for the excess. In addition, on 30 days notice to Buyer, Seller shall be entitled to terminate the warranty reserve account, withdraw all remaining proceeds in such account, and assume the obligation for Seller's Remaining Warranty Obligations. In such event, after the expiration of the 30 day notice, Buyer shall have no further obligation in connection with Seller's Remaining Warranty Obligations.

          The warranty reserve account shall be used only to reimburse Buyer for normal warrantable repairs and replacements in accordance with Seller's standard twelve (12) month/18,000 mile warranty as consistent with industry practice. Notwithstanding anything to the contrary contained in this Agreement, no part of the warranty reserve account shall be used to pay any product liability claim, in whole or in part, and no provisions in this Agreement shall cause or be interpreted to cause Buyer to assume any liability or obligation whatsoever with respect to any product liability claim.

          6.2 Balance of Purchase Price. The balance of the purchase price for the Personal Property, after deducting the warranty reserve account provided for under Paragraph 6.1, shall be paid as follows:

               6.2.1 $500,000 of the purchase shall be paid in cash at the date of closing; and

               6.2.2 The remainder of the purchase price which has not yet been finally calculated or determined as of the closing (for example a final valuation of inventory, or the valuation of certain tooling for which the parties are seeking an appraisal) shall be first used to fund the warranty reserve account described under Paragraph 6.1 and any funds then remaining shall be paid in cash as soon after closing as such amount

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          can be finally determined, but in no event later than sixty (60)
          days following the date of closing.

     7. Noncompetition Agreement. At closing, Seller and Buyer shall execute the Noncompetition Agreement attached as Exhibit "F".

     8. Seller's Completion and Build Out of Work In Process. Seller agrees to use its best efforts to operate its Motorhome Business in a manner which will result in there being no work in process existing on the date of closing. Provided, however, Seller shall have 60 days after the date of closing to complete its work in process and to vacate the Leased Premises ("Build Out Period"). Seller shall be entitled to occupy the portion of the Leased Premises identified on the attached Exhibit "G" during the Build Out Period rent free and to purchase from Buyer existing items of Inventory reasonably necessary to complete the work in process. The price for any item of Inventory purchased by Seller to complete its work in process shall be the same price Buyer paid Seller for such item. The total cost of all items of Inventory used by Seller to build out its work in process shall be deducted from the purchase price for the Inventory determined under the terms of Section 5 of this Agreement, or if such amount has been finally determined and paid, shall be paid in cash by Seller. In addition, during the Build Out Period, Seller shall have reasonable access to and use of office space, continued use of the computer system, use of the telephone, and such other access to the premises and books and records as is reasonably necessary in connection with Seller's winding up of its operations.

     9. Covenants of Seller.

          9.1 Operation of Seller's Business. Seller covenants that since June 1, 1996, Seller has not and prior to closing Seller will not, without the prior written consent of Buyer:

               9.1.1 Make any distribution of any of the Personal Property or Owned Real Property to any shareholder of Seller, except for expenses paid in the ordinary course of Seller's Motorhome Business.

               9.1.2 Dispose of any of the Personal Property except in the ordinary course of Seller's Motorhome Business.

               9.1.3 Allow any substantial change in Seller's current insurance coverages.

               9.1.4 Knowingly fail to comply with or violate any applicable federal, state or local statute, law, ordinance or regulation material to the Personal Property, Owned Real Property or operations of Seller's Motorhome Business.


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               9.1.5 Intentionally engage in any transaction which is not in the ordinary course of Seller's Motorhome Business.

          9.2 Employment Matters. Seller covenants that on or before the expiration of the Build Out Period provided for under Section 8 of this Agreement Seller will cease operating Seller's Motorhome Business and will terminate substantially all of its employees other than its executive officers. Seller agrees to pay each employee all wages, commissions, and accrued vacation and sick pay earned up to the time of termination, including overtime pay, together with all payroll taxes on all such payments. Provided, however, nothing contained in this Paragraph 9.2 shall cause Seller to pay any disputed employment claims which Seller believes, in good faith, lack substance or to which Seller believes, in good faith, Seller has a valid defense if a proceeding were brought against Seller. Seller shall furnish Buyer with documentation substantiating that all such payments have been made promptly upon request by Buyer.

     10. Seller's Representations and Warranties. Seller represents and warrants to Buyer and covenant to Buyer as follows:

          10.1 Organization of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Kansas, is duly qualified and has all necessary corporate powers to own and sell its properties and to carry on its business as now owned and operated by it, and is in good standing in all jurisdictions in which the nature of its businesses or its properties are located.

          10.2 Authority. The execution, delivery, and performance of this Agreement have been duly authorized and approved by the Board of Directors and shareholders of Seller and that this Agreement constitutes a valid and binding agreement of Seller in accordance with its terms.

          10.3 Personal Property. Seller will have on the date of closing good and marketable title to the Personal Property, whether tangible or intangible and all of the Personal Property will be free and clear of restrictions on or conditions to transfer or assignment, and free and clear of all liens, claims, pledges, charges, encumbrances, covenants, conditions and restrictions.

          10.4 Condition of Assets. All tangible personal property constituting a part of the Personal Property will be transferred to Buyer in a condition equal to the condition existing on June 1, 1996, ordinary wear and tear excepted.

          10.5 Labor Contracts. Seller is not a party to any collective bargaining or other union agreement related to Seller's Motorhome Business.


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          10.6 Taxes. Seller has filed all domestic and foreign, federal, state and local tax returns required by law with respect to the Personal Property and Owned Real Property and has paid all taxes, assessments and penalties due and payable with respect to the Personal Property and Owned Real Property and there are no present disputes as to taxes of any nature payable by Seller as a result of its operation of the Motorhome Business or its ownership of the Personal Property and Owned Real Property.

          10.7 Liens on Leased Premises. There are no liens on the Leased Premises other than those securing the Bank Loan and the Grant and a third lien in favor of Rusty Eck Ford, Inc.

          10.8 Litigation. There is no suit, action, arbitration or legal, administrative or other proceeding, or governmental investigation pending or, to the best knowledge of Seller, threatened, against or affecting Seller which also affects the Assets, other than specifically identified and listed on the attached Exhibit "H".

          10.9 Compliance with Laws. To Seller's best knowledge and belief, Seller has in all material respects complied with and is not in violation of any applicable federal, state or local statute, law or regulation (including, without limitation, any applicable environmental, health, building, zoning or other law, ordinance or regulation) affecting the Personal Property, Owned Real Property or Seller's operation of its Motorhome Business.

          10.10 No Conflict or Violation. No consent, approval, authorization, declaration, filing or registration either of or with any governmental agency or instrumentality or otherwise is necessary in order to enable Seller to enter into and perform this Agreement. The execution and delivery of this Agreement in consummation of the transaction contemplated by this Agreement shall not result in or constitute any of the following: (i) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the Articles of Incorporation of Seller, or of any agreement, instrument or arrangement to which Seller is a party or by which Seller is bound; (ii) an event that would permit any party to terminate any agreement with Seller or to accelerate the maturity of any indebtedness or other obligation of Seller; (iii) the creation or imposition of any lien, charge or encumbrance of any nature whatsoever on any of the Personal Property or Owned Real Property; or (iv) the violation of any law, regulation, ordinance, judgment, order or decree applicable to or affecting Seller, the Personal Property or the Owned Real Property.

          10.11 Hazardous Substances. To Seller's best knowledge, information and belief there are no Hazardous Substances (as defined in Paragraph 22.1.2 of this Agreement) located on, upon, or under the Leased Premises other than those

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     reasonably necessary for the operation of Seller's Motorhome Business and to the best of Seller's knowledge the Leased Premises and Seller's Motorhome Business are is in full and complete compliance with all Environmental Laws (as defined in Paragraph 22.1.1 of this Agreement) and all orders of any and all governmental authorities having jurisdiction under any such Environmental Laws.

          10.12 Brokers and Finders. Seller has not employed any broker or finder in connection with the transaction contemplated by this Agreement or taken action that would give rise to a valid claim against any party for a brokerage commission, finder's fee, or other like payment.

          10.13 Contracts and Leases. All contracts and leases to be assigned to Buyer under this Agreement are valid and binding upon the parties thereto. Seller is now, or will be at the time of closing, current in all payment obligations under all such agreements and Seller has not received notice that any party to any of the contracts or leases included in the Personal Property or Leased Premises intends to cancel or terminate any of these agreements or to exercise or to not exercise any options of any of these agreements.

          10.14 Lease on Leased Premises. Seller has or will have at the date of closing full power and authority to enter into a valid and enforceable lease covering the Leased Premises on the terms and conditions set forth in Paragraph 2.1.

          10.15 Accuracy of Representations and Warranties. None of the representations or warranties made by Seller contains or will contain any untrue statement of a material fact or omit or will omit or misstate a material fact necessary in order to make statements not misleading.

          10.16 Insurance other than Products Liability Insurance. Seller has adequate insurance coverage for the Personal Property and Owned Real Property and all such insurance is presently in full force and effect and will remain in full force and effect up to and including the date of closing.

          10.17 Products Liability Insurance. Seller has products liability insurance coverage in effect with limits of $1,000,000.00 and Seller will maintain its products liability insurance with equal or greater coverage in full force and effect for not less than one year after the date of closing.

     11. Buyer's Representation's and Warranties. Buyer represents and warrants to and covenants with Seller as follows:

          11.1 Organization and Valid Existence. Buyer is a corporation duly organized and validly existing under the laws of the State of Kansas and has all

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     necessary corporate powers to own its assets and to carry on its business as now owned or operated by it, and is in good standing in all jurisdictions in which the nature of its business or its properties are located.

          11.2 Authority Relative to Agreement. Buyer has all requisite power, corporate or otherwise, to execute and deliver this Agreement and to perform its obligations hereunder. Buyer has taken all action required under its Articles of Incorporation, its Bylaws and otherwise to authorize the execution, delivery and performance of this Agreement and this Agreement constitutes the valid and binding agreement of Buyer in accordance with its terms.

          11.3 No Conflict or Violation. The execution of this Agreement and the consummation of the transaction contemplated by this Agreement will not result in or constitute any of the following: (i) a default or any event that with notice or lapse of time or both, would be a default, breach or violation of the Articles of Incorporation of Buyer or any agreement, instrument or arrangement to which Buyer is a party or by which Buyer is bound; (ii) an event that would permit any party to terminate any agreement with Buyer or to accelerate the maturity of any indebtedness or other obligation of Buyer; (iii) the violation of any law, regulation, ordinance, judgment, order or decree applicable to or affecting Buyer.

     12. Conditions Precedent to Buyer's Obligations. The obligation of Buyer to effect the closing shall be subject to the satisfaction prior to or at the closing, of each of the following conditions, any one or more of which may be waived by Buyer in writing:

          12.1 Representations and Warranties of Seller. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects as though the representations and warranties had been made at closing.

          12.2 Covenants of Seller. Seller shall have complied with all covenants and conditions contained in this Agreement to be performed or complied with by Seller at or prior to closing and Seller shall not have violated or shall have failed to perform in accordance with any covenant contained in this Agreement.

          12.3 Conditions of Seller's Motorhome Business and the Personal Property and Owned Real Property. There shall have been no material adverse change in the condition or value the Personal Property or Owned Real Property or in the manner of operation of Seller's Motorhome Business prior to the closing date, other than those resulting solely from Seller's decision to cease its operation of its Motorhome Business and to terminate all of its employees as provided in Paragraph 9.2 of this Agreement.


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          12.4 Consent of Lessors to Assignments. Seller shall have
     obtained the consent of all lessors, where required, to Seller's assignment of all leases to be assigned to Buyer under the terms of this Agreement.

          12.5 SMC Lease. Seller and Buyer shall have entered into the SMC Lease covering the Leased Premises and Seller shall have obtained the agreements regarding non-disturbance by the Bennington State Bank and the City of Minneapolis, Kansas, as required by Paragraph 2.2.

          12.6 Authorization By Board of Directors. The execution and delivery of this Agreement by Seller and the performance of its agreements hereunder shall have been duly authorized by all necessary corporate action and Buyer shall have received true and complete copies of all Board resolutions pertaining to such authorization.

          12.7 No Suits or Actions. There shall not be any suit, litigation or governmental action threatened or pending the outcome of which would have a material adverse effect on the Personal Property to be purchased by Buyer or the Leased Premises to be leased by Buyer.

     13. Conditions Precedent to Seller's Obligations. The obligation of Seller to effect the closing shall be subject to the satisfaction prior to or at the closing, of each of the following conditions, any one or more of which may be waived by Seller in writing:

          13.1 Representations and Warranties of Buyer. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as though the representations and warranties had been made at closing.

     14. Seller's Indemnity. Seller agrees to indemnify, defend and hold Buyer and its officers, directors, shareholders, agents, successors and assigns, harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries and deficiencies, including interest, penalties and reasonable attorney's fees, that Buyer, its officers, directors, shareholders, agents, successors or assigns shall incur or suffer or which arise, result from or relate to:

          14.1 Any breach of, or failure by Seller to perform any of Seller's representations, warranties, covenants or agreements in this Agreement or in any certificate, exhibit, document or other instrument furnished or to be furnished by Seller under this Agreement;

          14.2 Any liability of Seller arising prior to or after the date hereof, related to or affecting any of the Personal Property, Leased Premises or any

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     interest therein, other than lease payments arising after the date of closing on the leases set forth in Exhibit "B";

          14.3 Any claim asserted against Buyer, directly or indirectly, arising from or attributable to any employment relationship existing between any person and Seller, including, without limitation, any and all claims for back wages, workers' compensation, vacation pay, sick pay, and any other matter whatsoever; and

          14.4 Any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

     15. Buyer's Indemnities. Buyer hereby agrees to indemnify and hold Seller and its officers, directors, shareholders, agents, successors and assigns, harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, deficiencies, including interest, penalties and reasonable attorney's fees that Seller or its officers, directors, shareholders, agents, successors or assigns shall incur or suffer, or which arise, or result from or relate to:

          15.1 Any breach of, or failure by Buyer to perform, any of its representations, warranties, covenants or agreements in this Agreement; and

          15.2 Any liability arising in connection with the conduct of Seller's business after the closing date.

          15.3 Any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including, without limitation, legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

     16. Closing.

          16.1 Time and Place. This Agreement shall be closed at the offices of Triplett, Woolf & Garretson, LLP, 151 North Main, Suite 800, Wichita Kansas, on or before the 14th day of June, 1996, or at such other time as the parties may agree in writing. If closing has not occurred on or before June 30, 1996, either party may elect to terminate this Agreement.


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          16.2 Obligations of Seller at Closing. At the closing and
     coincidentally with the performance by Buyer of its obligations described in Paragraph 16.3 below, Seller shall deliver to Buyer the following:

               16.2.1 All bills of sale, assignments, properly endorsed certificates of title and other instruments and documents of transfer, in form and substance reasonably satisfactory to counsel for Buyer, necessary to transfer the Personal Property to Buyer free and clear of all liens and encumbrances.

               16.2.2 The SMC Lease between Seller and Buyer and the non-disturbance agreements of the Bennington State Bank and the City of Minneapolis, Kansas.

               16.2.3 The assignment of the Railroad Lease and, if obtained, Union Pacific Railroad Company's written consent to the assignment.

               16.2.4 The Noncompetition Agreement described in Section 7.

               16.2.5 The copies of Board resolutions described in Paragraph 12.6.

               16.2.6 Possession of the Personal Property to be conveyed and the Leased Premises to be leased pursuant to this Agreement.

               16.2.7 Any other certificates and documents, including, without limitation UCC-3 Termination Statements, Satisfaction of Judgments and Deeds of Reconveyance as may be called for or necessary under the provisions of this Agreement.

          16.3 Obligations of Buyer at Closing. At the closing and coincidentally with the performance by Seller of its obligations described in Paragraph 16.2, Buyer shall deliver to Seller the following:

               16.3.1 A cashier's check or certified check in the amount of the balance of the purchase price due Seller at closing after deducting from the purchase price the amount to be deposited into the warranty reserve account.

               16.3.2 Any other certificates and documents as may be called for by the provisions of this Agreement.

     17. Remedies. If the transaction contemplated by this Agreement is not closed because of: (i) the failure of one or more of the conditions precedent contained in Sections 12 and 13, or (ii) a party's exercise of the election to terminate granted the

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

parties under the circumstances set forth in Paragraph 16.1, this Agreement shall be null and void.

     If Seller fails or refuses to close this Agreement for any reason other than the failure of one or more of the conditions precedent contained in Section 13 or Seller's exercise of the election to terminate granted it under the circumstances set forth in Paragraph 16.1, Buyer may bring an action at law or suit in equity to obtain redress, including specific performance, injunctive relief or any other equitable remedy.

     If Buyer fails or refuses to close this Agreement for any reason other than the failure of one or more of the conditions precedent contained in
Section 12 or Buyer's exercise of the election to terminate granted it under the circumstances set forth in Paragraph 16.1, Seller may bring an action at law or suit in equity to obtain redress, including specific performance, injunctive relief or any other equitable remedy.

     18. Prorations. All real and personal property taxes on the Personal Property and Leased Premises shall be prorated between Buyer and Seller as of the date of closing.

     19. Possession. Seller shall be entitled to possession of the Personal Property and Leased Premises as of the date of closing.

     20. Risk of Loss. The risk of loss, damage or destruction to the Personal Property and Owned Real Property shall be borne by Seller up to the time of closing. In the event of any loss, damage or destruction of any of the Personal Property or Owned Real Property, Seller shall replace the lost property or repair or cause to be repaired the damaged property to its condition prior to the damage. If replacement, repairs, or restorations are not completed prior to closing, then Buyer shall have the option to delay the closing until the required replacement, repairs or restorations have been completed by giving Seller written notice of such election.

     21. Cooperation and Access. The parties agree to reasonably cooperate with each other following closing, including allowing each other access to books and records as reasonably necessary. In addition, during the Build Out Period and for any period following the Build Out Period necessary for the winding up of Seller's operations, Buyer will allow Seller reasonable use of office space, use of the telephone system, and access to the computer system located at the Leased Premises. In addition, if Seller elects to have an auction following closing, upon reasonable advance notice from Seller, Buyer shall allow Seller reasonable use of the main manufacturing facility for purposes of conducting such an auction sale.

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     22. Miscellaneous.

          22.1 Captions. The captions used in this Agreement are for convenient reference only, are not a part of this Agreement, and are not to be considered in construing or interpreting this Agreement.

          22.2 Incorporation of Exhibits and Recitals. All of the Exhibits and Recitals to this Agreement are incorporated into this Agreement by this reference.

          22.3 Entire Agreement and Amendments. This Agreement is the complete and final agreement of the parties and all previous and contemporaneous understandings and agreements not stated herein are hereby waived and abandoned by the parties. This Agreement is not ambiguous and there is no need for parol evidence to interpret its terms. No supplement, modification or amendment to this Agreement shall be binding unless executed in writing by all of the parties.

          22.4 Notices. Any notice or other communication required or permitted under this Agreement shall be in writing and shall be faxed or mailed by certified mail, return receipt requested, postage prepaid, addressed to the parties at the fax numbers or addresses appearing on Page 15. All notices and communications shall be deemed to be given on the date of mailing. The addresses to which notices or other communications shall be mailed may be changed from time to time by giving written notice to the other parties as provided in this Paragraph 22.4.

          22.5 Waiver. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing by the party making the waiver.

          22.6 Attorney's Fees. In the event either party defaults under or breaches this Agreement, such party shall reimburse all reasonable costs and attorney's fees incurred by the other in connection with the default or breach. In the event of any litigation or other proceeding, including any action or participation in or in connection with a case or proceeding under any chapter of the Bankruptcy Code or any successor statute, between the parties to declare or enforce any provision of this Agreement, the prevailing party or parties shall be entitled to recover from the other party or parties, in addition to any other recovery and costs, reasonable attorney's fees incurred in such litigation or other proceeding, in both the trial and in all appellate courts and post-judgment costs, including attorney's fees.


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          22.7 Further Assurances. The parties hereto agree to promptly make, execute, deliver or cause to be done, executed and delivered all such other documents, acts and things as the other party reasonably requests for the purpose of giving effect to this Agreement.

          22.8 Nature and Survival of Representations, Warranties and Covenants. All representations, warranties and covenants made by the parties in this Agreement shall survive the closing and for one (1) year thereafter.

          22.9 Choice of Forum and Choice of Venue. All disputes and litigation arising out of this Agreement will be decided by the State Courts of Kansas.

          22.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          22.11 Governing Law. This Agreement shall be governed by the laws of the State of Kansas.

     IN WITNESS WHEREOF, the parties have executed this Agreement this 14th day of June, 1996.


Buyer:                                  Seller:

SMC Midwest, Inc.                       Honorbuilt Industries, Inc.
  a Kansas corporation                    a Kansas corporation


By: PAUL M. BROWN, JR.                  By:  FRED M. HILL
   ----------------------------------      ------------------------------------
   Paul M. Brown, Jr.                   Its  PRESIDENT

   Chief Financial Officer              1110 Limestone Road
   30725 Diamond Hill Road              Minneapolis, Kansas 67467
   Harrisburg, OR 97446                 Fax No. (913) 392-3440
   Fax No. (541) 995-1176

PAGE 16 - AGREEMENT FOR PURCHASE AND SALE OF BUSINESS ASSETS